UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of
1934

Abitibi-Price Inc.
(Name of Issuer)

Common Stock without par value
(Title of Class of Securities)

003-680-10-5
(CUSIP Number)

Nolan Altman
Tiger Management L.L.C..
101 Park Avenue
New York, NY  10178
212-984-2500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

September 27, 1996
(Date of Event which Required
Filing of this Statement)


If the filing person has previously
filed a statement on Schedule 13G to
report the acquisition which is the
subject of this Schedule 13D, and is
filing this schedule because of Rule 13d
1(b)(3) or (4), check the following box
[X].

Check the following box if a fee is
being paid with this statement [ ].

The information required on the
remainder of this cover page shall not
be deemed to be "filed" for the purpose
of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip Number: 003-680-10-5

1
Name of Reporting Person
S.S. or I.R.S. Identification Number of
Above Person: Tiger Management L.L.C.

2
Check the Appropriate Box if a Member of a Group:
(a)
(b)

3
SEC Use Only:

4
Source of Funds:
WC

5
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6
Citizenship or Place of Organization:
Delaware

7 Sole Voting Power:-0-
8 Shared Voting Power: ,651,600 shares 9
Sole Dispositive Power:-0-

10 Shared Dispositive Power:

6,651,600 shares

11
Aggregate Amount Beneficially Owned by
Each Reporting Person:
6,651,600 shares

12
Check if the Aggregate Amount in Row
(11) Excludes Certain Shares:

13
Percent of Class Represented by Amount
in Row (11): 7.5%

14
Type of Reporting Person:

IA

Cusip Number:  003-680-10-5

1
Name of Reporting Person
S.S. or I.R.S. Identification Number of
Above Person: Tiger Performance L.L.C.

2
Check the Appropriate Box if a Member of
     a Group:
(a)
(b)

3
SEC Use Only:

4
Source of Funds:

WC

5
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6
Citizenship or Place of Organization:

Delaware

7 Sole Voting Power: -0-
8 Shared Voting Power: 3,730,200 shares

9 Sole Dispositive Power: -0-

10 Shared Dispositive Power 3,730,200
shares

11
Aggregate Amount Beneficially Owned by
Each Reporting Person:
3,730,200 shares

12
Check if the Aggregate Amount in
Row(11) Excludes Certain Shares:

13
Percent of Class Represented by
Amount in Row (11)
4.2%

14
Type of Reporting Person:

IA

Cusip Number:  003-680-10-5

1
Name of Reporting Person S.S. or I.R.S.
Identification Number of Above Person:
Panther Management Company, L.P.

2
Check the Appropriate Box if a Member of
     a Group:
(a)
(b)

3
SEC Use Only:

4
Source of Funds: WC

5
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or
2(e):

6
Citizenship or Place of Organization:
Delaware

7 Sole Voting Power: -0-
8 Shared Voting Power: 782,700 shares 9
Sole Dispositive Power:-0-

10 Shared Dispositive Power: 782,700
shares

11
Aggregate Amount Beneficially Owned by
Each Reporting Person:
782,700

12
Check if the Aggregate Amount in Row
(11) Excludes Certain Shares:

13
Percent of Class Represented by Amount
in Row (11): 0.9%

14
Type of Reporting Person:

IA  PN

Cusip Number:  003-680-10-5

1
Name of Reporting Person
S.S. or I.R.S. Identification Number of
Above Person: Panther Partners, L.P.

2
Check the Appropriate Box if a Member of
     a Group:
(a)
(b)

3
SEC Use Only:

4
Source of Funds:

WC

5
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or
2(e):

6
Citizenship or Place of Organization:
Delaware

7 Sole Voting Power: -0-
8 Shared Voting Power:782,700 shares

9 Sole Dispositive Power: -0-

10 Shared Dispositive Power:782,700
shares

11
Aggregate Amount Beneficially Owned by
Each Reporting Person:
782,700

12
Check if the Aggregate Amount in Row
(11) Excludes Certain Shares:

13
Percent of Class Represented by Amount
in Row (11): 0.9%

14
Type of Reporting Person:

IV  PN

Cusip Number:  003-680-10-5

1
Name of Reporting Person
S.S. or I.R.S. Identification Number of
Above Person: Julian H. Robertson, Jr.

2
Check the Appropriate Box if a Member
of a Group:
(a)
(b)

3
SEC Use Only:

4
Source of Funds:

WC

5
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6
Citizenship or Place of Organization:
U. S.

7 Sole Voting Power:-0-
8 Shared Voting Power:11,164,500 shares

9 Sole Dispositive Power:-0-

10 Shared Dispositive Power:11,164,500
shares

11
Aggregate Amount Beneficially Owned by
Each Reporting Person:
11,164,500

12
Check if the Aggregate Amount in Row
(11) Excludes Certain Shares:

13
Percent of Class Represented by Amount
in Row (11): 12.5%

14
Type of Reporting Person:

IN

This statement on Schedule 13D (the
"Schedule 13 D") is being filed on
behalf of Tiger Management L.L.C.
("TMLLC"), a Delaware limited liability
company, Tiger Performance L.L.C.
("TPLLC"), a Delaware limited liability
company, Panther Management Company,
L.P. ("PMCLP"), a Delaware limited
partnership, and Panther Partners,
L.P.("Panther"), a Delaware limited
partnership. This Schedule 13D relates
to the common stock without par value of AbitibiPrice Inc., and supercedes the statement on Schedule 13G previously filed by Tiger Management Corporation,
PMCLP and Panther. In this Schedule 13D,
TMLLC, TPLLC, PMCLP and Panther are
collectively referred to as the "Filing
Persons." Also included is a separate
page for Julian H. Robertson, Jr. as an
individual controlling the filing
persons, pursuant to Securities and
Exchange Commission interpretations.
Item 1. Security and Issuer

This Schedule 13D relates to the common
stock without par value (the "Common
Stock") of Abitibi Price Inc. (the
"Company"), a Canadian corporation which has its principal executive offices at 207 Queen's Quay West, Suite 680,
Toronto, Ontario, Canada M5J2P5.

Item 2. Identity and Background.

Each of TMLLC and TPLLC is principally
engaged in acting as the management
company and/or direct or indirect
general partner for various investment
entities.  Julian H. Robertson, Jr. is
the chairman and chief executive officer of each of TMLLC and TPLLC. Michael D.
Bills is the chief operating officer and senior managing director of each of TMLLC and TPLLC.

The business address of TMLLC, TPLLC,
and Messrs. Robertson and Bills is 101
Park Avenue, New York, NY 10178. The
shares of Common Stock acquired by TMLLC were acquired on behalf of The Jaguar
Fund N.V. ("Jaguar"), a Netherlands
Antilles corporation for which TMLLC
acts as the investment manager. The
shares of Common Stock acquired by TPLLC were acquired on behalf of Tiger, a New
York limited partnership of which TPLLC
is the general partner, and Puma, a New
York limited partnership of which TPLLC
is the indirect general partner.

PMCLP is principally engaged in acting
as the sole general partner of Panther.
Julian H. Robertson, Jr. is the chief
executive officer of PMCLP.  Michael D.
Bills is the chief operating officer of
PMCLP.  The business address of both
PMCLP and Panther is 101 Park Avenue,
New York, NY 10178. The shares of Common
Stock acquired by PMCLP were acquired on behalf of Panther.

Tiger, Jaguar, Puma and Panther are
collectively referred to herein as the
"Funds."

None of the persons named in response to this Item has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years been a party to a civil proceeding and as a result was or is subject to a judgment, decree, or final order of the type described in the instructions to Item 2(e) of Schedule
13D.  Messrs. Robertson and Bills are
United States citizens.

Item 3.  Source and Amount of Funds or
Other Consideration.

The amounts of funds used to acquire the shares of Common Stock described in Item
5 was approximately $101,000,000 for the shares beneficially owned by TMLLC, approximately $57,000,000 for the shares beneficially owned by TPLLC, and approximately $12,000,000 for the shares beneficially owned by PMCLP. The funds for the acquisition of these shares were obtained from working capital of the Filing Persons or the Funds. Working capital of the Funds includes the proceeds of margin loan transactions with brokers entered into from time to time in the ordinary course of business.
Such margin loans are secured by
securities held by the applicable Fund,
and may include certain shares of the
Common Stock referred to in Item 5
below.

Item 4.  Purpose of Transaction

The acquisitions of shares of Common
Stock described herein were made for
investment purposes.  As part of their
ongoing review and assessment of their
investment in the shares of Common
Stock, the Filing Persons may seek to
have a representative appointed to the
Company's Board of Directors.  On
September 27, 1996, the Filing Persons
initiated discussions with the Company's management regarding the possibility of obtaining such representation. The
Company and its Board of Directors have
agreed to consider, through their normal nomination process, adding a director from a list of prospective candidates to be furnished by the Filing Persons.

Except as set forth above, the Filing
Persons have no plans with respect to
any of the matters set forth in
paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the
Issuer.

(a) The following table sets forth
information with respect to shares of
Common Stock beneficially owned by each
person or entity named in Item 2 hereof
as of October 4, 1996, including
information with respect to each Fund on behalf of which such shares are held.
The percentages are computed based on
the number of shares of the Common Stock outstanding (88,996,973) on September
27, 1996, as obtained by telephone from
the Company's Manager of Investor
Relations on October 3, 1996.


                         Number       Percent
Name                     Shares         of
                                       Shares
                                        O/S
TMLLC                    6,651,600      7.5%
Jaguar                   6,651,600*     7.5%
TPLLC                    3,730,200      4.2%
Tiger                    2,516,100**    2.8%
Puma                     1,214,100**    1.4%
PMCLP                    782,700        0.9%
Panther                  782,700***     0.9%
Julian H. Robertson, Jr. 11,164,500**** 12.5%

Michael D. Bills         0              -


*  Included in the number of shares
beneficially
owned by TMLLC.
**  Included in the number of shares
beneficially
owned by TPLLC.
***  Included in the number of shares
beneficially owned by PMCLP.
**** Reflects beneficial ownership
imputed under the Commission's rules
to Mr. Robertson as the ultimate
controlling person of TMLLC, TPLLC and
PMCLP.

(b)  TMLLC has shared power to vote,
direct the voting, dispose and direct
the disposition of the shares held on
behalf of Jaguar.

TPLLC has shared power to vote, direct
the voting, dispose and direct the
disposition of the shares of Puma and
Tiger.

PMCLP has shared power to vote,direct
the voting, dispose and direct the
disposition of the shares of Panther.
c)  Not applicable.
d)  Each of the Funds has the right to
receive dividends from, or proceeds
from the sale of, the shares of the
Common Stock set forth opposite its
respective name in the table included
in paragraph (a) above.
(e)  Not applicable.

Item 6.  Contracts, Arrangements,
Understandings or Relationships With
Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as
Exhibits. A. Joint Filing Agreement

After reasonable inquiry and to the
best of my knowledge and belief, I
certify that the information set forth
in this statement is true, complete
and correct.

October 7, 1996.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman, Chief Financial
Officer


TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief Financial
Officer


PANTHER MANAGEMENT COMPANY, L.P.
By:  Panther Management Corporation,
its General Partner

/s/  Nolan Altman, Chief Financial
Officer


PANTHER PARTNERS, L.P.
By:  Panther Management Company, L.P.,
its General Partner
By:  Panther Management Corporation,
its General Partner


/s/  Nolan Altman, Chief Financial
Officer

JULIAN H. ROBERTSON, JR.


By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95

EXHIBIT A
The undersigned agree that this
Schedule 13D dated October 7, 1996
relating to shares of common stock of
Abitibi-Price Inc. shall be filed on
behalf of each of the undersigned.
TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman, Chief Financial
Officer


TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief Financial
Officer


PANTHER MANAGEMENT COMPANY, L.P.
By:  Panther Management Corporation,
its General Partner

/s/  Nolan Altman, Chief Financial
Officer


PANTHER PARTNERS, L.P.
By:  Panther Management Company, L.P.,
its General Partner
By:  Panther Management Corporation,
its General Partner


/s/  Nolan Altman, Chief Financial
Officer


JULIAN H. ROBERTSON, JR.


By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95